UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 21)

Frontier Airlines, Inc
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(Name of Issuer)

Common Stock, $.001 Par Value
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(Title of Class of Securities)
359065109
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(CUSIP Number)

Wendy Schnipper Clayton, Esq.
DDJ Capital Management, LLC
141 Linden Street, Suite 4
Wellesley, MA  02482-7910
781-283-8500
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(Name, address and telephone number of person authorized to receive notices and communications)

December 4, 2001
---------------------------------------------------------------
(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the
following box [   ].

(Continued on following pages)

(Page 1 of 15 Pages)

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 2 OF 10 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital Management, LLC
	04-3300754
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Commonwealth of Massachusetts

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,297,003
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,297,003
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,297,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.47%
14	TYPE OF REPORTING PERSON *
IA
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 3 OF 10 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	B III Capital Partners, L.P.
	04-3341099
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,288,003
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,288,003
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,288,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.44%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 4 OF 10 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	DDJ Capital III, LLC
	04-3317544
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		1,288,003
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,288,003
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
1,288,003
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
4.44%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 5 OF 10 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	The October Fund, Limited Partnership
	04-3504882
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts
NUMBER OF	7	SOLE VOTING POWER
SHARES		9,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		9,000
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
9,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.03%
14	TYPE OF REPORTING PERSON *
PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 6 OF 10 PAGES


1	NAME OF REPORTING PERSON
	S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
	October G.P., LLC
	04-3504881
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*
	SEE ITEM #5	(a) [ X ]
		(b) [    ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
	OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[     ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
	Massachusetts
NUMBER OF	7	SOLE VOTING POWER
SHARES		9,000
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		9,000
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
9,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	[     ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)
0.03%
14	TYPE OF REPORTING PERSON *
OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 7 OF 10 PAGES

ITEM 1.	SECURITY AND ISSUER:

	This Amendment No. 21 to Schedule 13D ("Amendment No. 20") should be read in conjunction with the Schedule 13D dated April 24, 1998 ("Schedule 13D"), Amendment No. 1 dated May 25, 1998, Amendment
No. 2 dated May 25, 1998, Amendment No. 3 dated November 6, 1998, Amendment No. 4 dated December 1, 1998, Amendment No. 5 dated
February 19, 1999, Amendment No. 6 dated June 23, 1999, Amendment
No. 7 dated July 12, 1999, Amendment No. 8 dated April 7, 2000, Amendment No. 9 dated April 7, 2000, Amendment No. 10 dated July 10, 2000, Amendment No. 11 dated September 29, 2000, Amendment No. 12 dated October 24, 2000, Amendment No. 13 dated November 17, 2000, Amendment No. 14 dated November 29, 2000, Amendment No. 15 dated
January 10, 2001, Amendment No. 16 dated January 22, 2001,
Amendment No. 17 dated February 19, 2001, Amendment No. 18 dated
March 21, 2001 , Amendment No. 19 dated March 21, 2001 and
Amendment No. 20 dated  November 16, 2001(collectively, "Amendment
Nos. 1 through 20") each as filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates. This Amendment No. 21 amends the Schedule 13D and Amendment Nos. 1 through 20 only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto on the Schedule 13D or Amendment Nos. 1 through 20.

	This filing of Amendment No. 21 is not, and should be deemed to be, an admission that the Schedule 13D or any Amendment thereto is required to be filed.

	This statement relates to shares of the common stock, $.001 par value (the "Shares") of Frontier Airlines, Inc. (the "Company"). The principal executive offices of the Company are located at Frontier Center One, 7001 Tower Road, Denver, CO 80249-7312.

ITEM 3. 	SOURCES AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

	Item 3 is amended by adding the following:

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 8 OF 10 PAGES

	Shares purchased/sold by the Funds since November 26, 2001 are set forth on the attached Schedule B. See also Item 5 with respect to the writing and settlement of Call Options and Put Options.


ITEM 5.	INTEREST IN SECURITIES OF ISSUER:

	Paragraph (a) in Item 5 is deleted in its entirety and amended as set forth below:

	(a)	The Fund owns, and DDJ Capital III, LLC and DDJ
beneficially own as general partner and investment manager, respectively, of the Fund, 1,288,003 Shares (including the warrants to purchase 525,000 Shares, see Item 3), or approximately 4.44% of the outstanding Shares of the Company. October owns, and October G.P., LLC and DDJ beneficially own, as general partner and investment manager, respectively, of October, 9,000 Shares, or approximately 0.03% of the outstanding
Shares of the Company. DDJ, as investment manager to the Fund and October, beneficially owns 1,297,003 Shares, or approximately 4.47% of the outstanding Shares of the Company.

	Paragraph (c) in Item 5 is amended by adding the following:

On December 05, 2001, the Fund repurchased 500 February 2002
Call Options with a strike price of $17.50 at a cost of $38,500.00. The above referenced February 2002 Call Options were previously reported. All such Call Options were traded on public markets and therefore there are no written agreements.

On December 6, 2001, the Fund repurchased 700 February 2002
Call Options with a strike price of $17.50 at a cost of $64,400.00. The above referenced February 2002 Call Options were previously reported. All such Call Options were traded on public markets and therefore there are no written agreements.

	The following is added as Paragraph (e) in Item 5:

	On December 5, 2001 DDJ and the DDJ Affiliates ceased to be the beneficial owner of more than five percent of the Shares.

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 9 OF 10 PAGES

Signature:
================

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By:	/ s / Judy K. Mencher
	-------------------------------------
	Judy K. Mencher
	Member

SCHEDULE 13D
CUSIP NO. 359065109	PAGE 10 OF 10 PAGES

SCHEDULE B

Frontier Airlines, Inc.
==================

	Set forth below is an itemization of all purchases and sales of Shares of Common Stock since November 21, 2001. The transactions were made for cash in open market transactions.
	TYPE:
	PURCHASE		AGGREGATE
DATE	OR SALE	SHARES	PRICE


11/26/01	SALE	23,500	$334,116.53
11/27/01	SALE	14,200	$202,681.18
11/28/01	SALE	11,940	$168,459.41
11/29/01	SALE	19,700	$282,604.78
11/30/01	SALE	74,000	$1,086,320.71
12/03/01	SALE	107,500	$1,605,878.11
12/04/01	SALE	45,000	$664,204.81
12/05/01	SALE	48,400	$721,082.67
12/05/01	SALE	16,500	$245,511.80
12/06/01	SALE	61,400	$932,616.43
12/07/01	SALE	34,000	$530,708.67